

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2014

Via E-mail
Ray Ruiping Zhang
Chairman and Chief Executive Officer
eHi Car Services Limited
Unit 12/F, Building No. 5, Guosheng Center
388 Daduhe Road, Shanghai, 200062
People's Republic of China

> **Re:** **eHi Car Services Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 3, 2014**
> **File No. 333-199150**

Dear Mr. Zhang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Conventions which apply to the prospectus, page 7

1. Reference is made to "period-end fleet size" on page 8. Please clarify that the number of vehicles includes cars that have been written off in addition to cars that are lost and/or missing.

Summary Consolidated and Financial Data

Summary Operating Data, page 17

2. Reference is made to footnote (1) to the table presenting "Period-end fleet size." Please revise to clarify the aggregate number of vehicles in your car rental and car services fleet also includes cars that are lost or missing but have not been written off.

Dilution, page 65

3. Reference is made to the first paragraph on page 66. We note your disclosure that a $1 increase (decrease) in the assumed public offering price would increase (decrease) your pro forma net tangible book value after giving effect to the offering by $9.3 million. In this regard, it appears this increase (decrease) net pro forma as adjusted net tangible book value per common share and per ADS after giving effect to the offering and concurrent private placement by $.08 per common share and $.16 per ADS and the dilution in pro forma adjusted net tangible book value per common share and per ADS to new investors in the offering by $.42 per common share and $.84 per ADS. Please advise or revise accordingly.

Critical Accounting Policies, page 87

Vehicles, page 89

4. We note from your disclosure the net carrying value of a vehicle is written off and recorded as a loss in the income statement if the vehicle cannot be tracked via the installed GPS system for more than six months. Please revise to explain why you believe the lapse of six months is appropriate before a vehicle is written off. Additionally, please explain whether there are circumstances where vehicles are not written off after the lapse of the six month period. You should also consider expanding your critical accounting policy to address when a vehicle is deemed available versus unavailable for use, and when it is classified as missing and/or lost.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ray Ruiping Zhang
eHi Car Services Limited
November 7, 2014
Page 3

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
Portia Ku
O'Melveny & Myers LLP